EXHIBIT (a)(5)

[To be sent to all participants in the Offer shortly following July 14, 2003 unless the offer is extended]

[ANSWERTHINK LETTERHEAD]

[date]

[Name and address of option holder who elected to exchange options]

This letter confirms that on             , 2003, Answerthink, Inc. accepted for exchange and cancelled the options to purchase shares of Common Stock of Answerthink that you tendered pursuant to the terms of Answerthink’s Offer to Exchange Outstanding Options for New Options, dated June 11, 2003 (the “Offer to Exchange”) and the related Letter of Transmittal submitted by you. Subject to the terms and conditions described in the Offer to Exchange, Answerthink will grant you new options to purchase shares on or about             , 2004.

If you have any questions about this letter, please contact Diane Tuccito, Answerthink Human Resources, at 404-682-2444.

Sincerely,

Answerthink, Inc.

By:

Title: